Filed by Angion Biomedica Corp.
Pursuant to Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Angion Biomedica Corp.
(Commission File No. 001-39990)
Date: January 18, 2023

The following presentation was made available in connection with the transaction beginning on January 18, 2023.

elicio
THERAPEUTICS

Unlocking the Potential of Immunotherapy

January 2023

Elicio Non-Confidential

Information for Investors

Additional Information and Where to Find It

Angion Biomedica plans to file with the SEC, and the parties plan to furnish to the security holders of Elicio Therapeutics and Angion Biomedica, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of Angion Biomedica and will include an information statement of Elicio Therapeutics, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Elicio Therapeutics shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Angion Biomedica. The proxy statement/prospectus described above will contain important information about Angion Biomedica, Elicio Therapeutics, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all Angion Biomedica stockholders. Angion Biomedica also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Angion Biomedica are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by Angion Biomedica through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Angion Biomedica by contacting Angion Biomedica's Investor Relations by email at investors@angion.com, or by going to the Angion Biomedica web page at https://ir.angion.com and clicking on "SEC Filings" under the menu item "Investors".

The respective directors and executive officers of Angion Biomedica and Elicio Therapeutics may be deemed to be participants in the solicitation of proxies from Angion Biomedica's stockholders and written consents from the security holders of Elicio Therapeutics in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above.

Forward-Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding the potential commercial and therapeutic opportunities for Elicio Therapeutics' product candidates, clinical program milestone projections, and the expected timing, completion and effects of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Angion Biomedica following the merger to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption "Risk Factors" and elsewhere in Angion Biomedica's most recent filings with the SEC, including Angion Biomedica's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Angion Biomedica web page at https://ir.angion.com and clicking on "sec filings" under the link titled "investors."

The forward-looking statements included in this communication are made only as of the date hereof. Angion Biomedica assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Elicio Non-Confidential

1

Merger Agreement Key Terms

Item	Key Term
Equity Split	The expected equity split at Closing is approximately **34.5% held by Angion stockholders and approximately 65.5% by Elicio stockholders** on a fully diluted basis*
Valuations	Elicio = **$95,000,000** / Angion = **$50,050,000**
Conversion of Shares	Each share of Elicio common stock will convert into a number of shares of Angion common stock equal to the Exchange Ratio
Angion Net Cash upon deal completion	Range Between **$26,500,000 and $31,500,000**
Bridge Loan by Angion for Elicio	Angion will provide Elicio a $10,000,000 bridge loan to be funded $5,000,000 at Merger Agreement execution and $5,000,000 at a later milestone
Closing and Termination Provisions	Customary terms**

DM1

Next Steps

- Form S-4
- Proxy Process

* Subject to adjustment if Angion Net Cash outside of range at Deal Completion
** $25M Angion Net Cash Threshold

Elicio Non-Confidential

3

The Elicio Amphiphile (AMP) Premise

1

The lymph nodes are the 'schoolhouse' of the immune system…

…and while they are critical to orchestrating the immune response, most immunotherapies don't directly interact within the lymph nodes, limiting their efficacy

2

AMP technology delivers payloads directly to the lymph nodes…

…leading to immune responses with increased magnitude, potency, and durability in numerous oncology and infectious disease models, including mouse and primate models

3

The AMP platform has been applied across multiple modalities…

…enables broad platform applications in cancer, infectious disease applications, and combo regimens

Elicio Non-Confidential

3

A Unique Immuno-Oncology Opportunity

ELI-002, a lymph-node targeted therapeutic mutant KRAS vaccine, has begun enrollment of the fifth cohort of a P1 dose escalation trial in adjuvant-stage colorectal and pancreatic cancer patients

- ELI-002 is designed to stimulate an immune response against the 7 KRAS mutations that drive 25% of solid tumors
- AMPLIFY-201 accelerated ELI-002 clinical development with a 2-peptide (2P) formulation, which targets the two most common KRAS mutations G12D and G12R. AMPLIFY-7P Phase 1 study will transition ELI-002 development to the clinic ready 7-peptide (7P) formulation in 1H 2023
- AMPLIFY-201 interim clinical data from mutant KRAS+ pancreatic and colorectal cancer patients, including effects of dose on proof-of-concept safety, antitumor biomarkers, relapse free survival and immune mechanism of action endpoints are anticipated to be presented at a medical conference in 1H 2023
- Regeneron supply agreement in place for combination trials with anti-PD-1 cemiplimab*
- *Potential to be a universal, all-stage immunotherapeutic for treating and preventing mutant KRAS-driven cancers*

* Regeneron will supply cemiplimab for the clinical study, while Elicio retains full worldwide rights to ELI-002

Elicio Non-Confidential

4

ELI-002 Targets 7 KRAS Mutations That Drive 25% of Solid Tumors Creating a Multi-Billion Dollar Opportunity

Non-Small Cell Lung Cancer (NSCLC)
US Incidence: ~195k
~27%
21%
Bile Duct Cancer / Cholangiocarcinoma (CCA)
US Incidence: ~8k
Pancreatic Ductal Adenocarcinoma (PDAC)
US Incidence: ~56k
93%
~10%
2%
Gallbladder Cancer
US Incidence: ~12k
5%
52%
3 - 11%
Ovarian Cancer
US Incidence: ~20k
Colorectal Cancer (CRC)
US Incidence: ~151k
11%
10%
KRAS mutant
NRAS mutant
KRAS/NRAS/HRAS mutant
Acute Myeloid Leukemia (AML)
US Incidence: ~20k
Bladder Cancer
US Incidence: ~81k

Not to scale, representative of relative size

Sources for tumor incidence pulled from SEER (2022), Cancer.net (2022), and American Cancer Society (2023)

Elicio Non-Confidential

1

ELI-002: AMP KRAS Therapeutic Vaccine

Elicio Non -Confidential

1

ELI-002 Is Poised To Overcome Historical Challenges Of Cancer Vaccines

While past oncology vaccine efforts have struggled to induce a sufficient immune response, ELI-002 has a two-pronged strategy to induce potent antitumor immune activity:

1 Technological Innovation: AMP Platform

- **Smart trafficking to the lymph nodes** after subcutaneous admin generates immune responses with increased magnitude, function, and durability
- Other oncology vaccines do not **take advantage of potent lymph node immune mechanisms**, limiting their efficacy
- KRAS peptides provide a **validated antigen** for application of the AMP platform

2 Clinical Innovation: Adjuvant Setting

- Activating the immune system **before it has been weakened** by advancing disease and multiple rounds of therapy
- Targeting surgically debulked tumors **enables T cell responses to potentially eliminate** residual disease
- Other oncology vaccines have typically been used in later lines of therapy for advanced disease, **after onset of tumor immune resistance**

Elicio Non -Confidential

2

The Phase I AMPLIFY-201 Trial Includes a Variety of mKRAS/mNRAS Tumors in Early-Stage Disease

Basket Trial Indications

Adjuvant Therapy in Basket of **Early Stage KRAS/NRAS Mutated** Cancers with **MRD**

- Pancreatic Ductal Adenocarcinoma (PDAC)
- Colorectal Cancer (CRC)
- Non-Small Cell Lung Cancer (NSCLC)
- Ovarian Cancer (OC)
- Bile Duct Cancer / Cholangiocarcinoma (CCA)c
- Gallbladder Carcinoma

- Maximizing ratio of immune effector T cells to tumor targets helps tumor eradication
- Early post-surgical treatment minimizes chance of T cells encountering a hostile TME

Key Criteria

- Early-stage disease (not advanced)
- MRD+ (ctDNA/serum tumor biomarkers)
- mKRAS/mNRAS (G12D/R for AMPLIFY-201 – all 7 peptides for AMPLIFY-7P)

Dosing & Admin

- Subcutaneous injection
- **Prime:** Weekly for 4 weeks, bi-weekly for next 4 weeks
- **Rest:** 3 months no dosing
- **Boost:** Weekly for 4 weeks

TME: Tumor Microenvironment
MRD: Minimal Residual Disease

Elicio Non-Confidential

3

Biologic Markers are Critical Components to Track Patient Progress in the Adjuvant Stage

- Radiographic endpoints have limitations in measuring the effect of immuno-oncology drugs, including atypical patterns of response and pseudo-progression leading to inaccuracy
- Serum tumor biomarkers and ctDNA allow for rapid identification of speed and magnitude of clinical antitumor response vs traditional survival endpoints to establish proof of concept
- KOLs are excited about the use of ctDNA in new trial designs like Elicio's AMPLIFY studies and to predict response to new therapies*
- The primary endpoint of the planned Phase 2 AMPLIFY-7P study will be relapsefree survival (RFS), an endpoint that has supported regulatory approval in postsurgical patients

Endpoints For Rapid Derisking and POC

- **KRAS T cell activity**
  - ICS and ELISpot
  - Tetramer/ dextramer quantitation as subject HLA type allows
- **ctDNA/Serum Tumor Biomarkers(CEA, CA19-9, CA-125)**
  - Change in kinetics vs baseline
  - Reduction/clearance
  - Pancreatic: 80% relapse within 9 months
  - Colorectal: 80% relapse within 13 months
- **Biopsy (where available)**
  - T cell infiltration into TME
- **Radiographic RelapseFree Survival**
  - Comparison with historical data (e.g., 5.5 months in pancreatic cancer)

*MallaM, Loree JM, Kasi PM, Parikh AR. Using Circulating Tumor DNA in Colorectal Cancer: Current and Evolving Practices. J Clin Oncol. 2022 Aug 20;40(24):2846-2857.doi: 10.1200/JCO.21.02615Epub 2022 Jul 15. PMID: 35839443; PMCID: PMC9390824

ctDNA: circulating tumor deoxyribonucleic acid; RFS: relapse-free survival; KRAS: Kirsten Rat Sarcoma; POC: proof-of-concept; ICS: intracellular cytokine staining ELISpot: Enzyme-linked immunosorbent spot; HLA: human leukocyte antigens; CEA: carcinoembryonic antigen; CA19-9: cancer antigen 19-9; CA-125: cancer antigen 125; PDAC: pancreatic ductal carcinoma; CRC: colorectal carcinoma; TME: tumor microenvironment

Elicio Non -Confidential

4

AMPLIFY-201 Dose Escalation Designed to Determine Phase 2 Dose and Provide Proof of Concept

- ELI-002 2 peptide formulation (2P) comprised of admixed AMP-CpG and mutated AMP-KRAS/NRAS peptides
- Interim clinical data from KRAS+ pancreatic and colorectal cancer patients anticipated to be presented at a conference in 1H 2023
- Data will include effects of dose on proofof-concept safety, antitumor biomarker, relapse free survival and immune mechanism of action endpoints
- Results will inform recommended phase 2 dose (H1 2023)
- Transition from ELI-002 2P to 7P formulation in upcoming phase 1/2 trial (anticipated H2 2023)

AMPLIFY-201 Study – Enrollment Status

ELI-002 is now concluding the AMP-CpG component dose escalation within the Phase 1 clinical study with the enrollment of Cohort 5

4Q21
Cohort 1
0.1 mg
2Q22
Cohort 2
0.5 mg
+3
Expansion
3Q22
Cohort 3
2.5 mg
+2
Expansion
4Q22
Cohort 4
5 mg
+1
Expansion
1Q23
Cohort 5
10 mg

Elicio Non -Confidential

5

ELI-002 Clinical Program Milestone Projections: Ph1 Data Readout 2023 & Ph2 Interim Assessment 2024

● AMPLIFY-201 (ELI-002 2P Formulation)
● AMPLIFY-7P (ELI -002 7P Formulation)
Study Initiation
Ph1/2 six patient 7P safety run
Ph1b Cohorts Open
Ph1b IA (PDAC/CRC)
At N=9 **
Ph1b IA (NSCLC)
At N=9 **
Q1 '23
Q2
Q3
Q4
'24
Data Readout *
Cohort 3: 6-month
Cohort 4: 3-month
Data Readout *
Cohort 4: 6-month
Cohort 5: 3-month
Data Readout *
Cohort 5: 6-month
Ph1 Booster
Long Term
Follow-up Readout†
Randomized Ph2 Opens***
Potential Orphan Drug Designation
Further Events/Activities in 2024-25
Ph2 event-driven IA
Potential FDA Breakthrough Designation
Potential Discussion of FDA Registration Pathway
Global registration strategy initiated

* Post-baseline ctDNA/serum tumor biomarkers and radiographs at 3 months to define ctDNA/biomarker clearance, immunological response, and RFS, and assessment of persistency as available at 6 months and beyond
** If 1 ctDNA/serum tumor biomarker response observed, cohort expands to 17 patients
*** Assumes PDAC or CRC Ph2v
† Follow up is for 18 months post last dose, and during this time subjects have a total of 9 visits, at a frequency between 28-84 days from the prior visit

IA: Interim Analysis

Elicio Non -Confidential 6

AMP Platform & Pipeline Overview

Elicio Non -Confidential

7

Immune Response is Orchestrated in the Lymph Nodes

Lymph Node

- The Immune "Schoolhouse"
- Numerous Immune Cells
- Pathogen Detection
- Response Coordination
- APC : T Cell Interaction

Elicio Non-Confidential

8

AMP Reprograms Biodistribution to Promote Targeted Delivery of Payloads (e.g., Antigens, Adjuvants) to Lymph Nodes

Tissue Injection Site

Blood Vessel
blood
systemic
circulation
Small Molecules
Large Molecules
lymph
lymph
nodes
Lymph Vessel

Molecular Size Drives Lymphatic Targeting

Albumin
Small molecules
& peptides
% dose in lymph nodes
120
100
80
60
40
20
0
0
20
40
60
80
molecular weight (kDa)

Elicio Non -Confidential
9

Modular Conjugation Approach Allows for Delivery of a Wide Variety of Payloads to the Lymph Nodes

Small Molecules
Peptides
Payload
Nucleic Acids
Proteins

Albumin-binding Lipid
- Lymph Node Targeting
- Lymph Node Retention

Polymeric Linker
- Improve Solubility
- Control Payload Release

Payload
- Antigens
- Adjuvants

Future directions

Elicio Non -Confidential

10

AMP-CpG E7 Protein Therapy Eradicated HPV-driven Tumors in a Preclinical Mouse Study

Design

day 0 — Tumor Cells
day 12 — Dose 1
day 26 — Dose 2
day 40 — Dose 3
Monitor Tumor Size

Legend

Therapy
10 µg antigen
8 ug equivalent CpG

CD8 T Cell Response
% tetramer+ among CD8+ lymphocytes
100
80
60
40
20
0
Tumor Size
Tumor Size (mm²)
100
80
60
40
20
0
10
20
30
40
Days
Survival
Percent Survival
100
80
60
40
20
0
0
20
40
60
Days
8/10 cured
2/10 cured
0/10 cured
Untreated
E7 + Soluble CpG
E7 + AMP-CpG

Elicio Non -Confidential
11

AMP Drives Superior Preclinical Immune Responses

- Improved **lymph node delivery** over conventional therapies in mice and primates
- Enhanced **delivery of therapeutic cargoes to immune cells** in mice and primates
- Increased **functional immune responses** relative to conventional vaccines, strong immunogenicity in primate studies
- **Durable cures of large aggressive tumors** in multiple mouse models (lung, melanoma, breast, colorectal, head and neck, glioma)

Liu *et al.*, **Nature**, March 2014; Moynihan *et al.*, **Nature Medicine**, March 2016; Moynihan *et al.*, **Cancer Immunology Research**, June 2018; Ma, *et al.*, **Science;** July 2019, Steinbuck, *et al.* **Science Advances,** February 2021, Drakes, *et al.* BioRxIV 2022, and Seenappa, *et al.* BioRxIV 2022, Hartwell, *et al.* **Science Translational Medicine**, 2022

Elicio Non -Confidential

12

Beyond the Core Focus on Therapeutic Oncology Vaccines, Elicio Has Developed Platform Partnership Opportunities in Cancer, Infectious Diseases and Cell Therapy

CORE BUSINESS – ONCOLOGY VACCINES

	PRODUCT CANDIDATE	TARGET	INDICATION(S)	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	COLLABORATION
Therapeutic Cancer Vaccines	ELI-002	mKRAS	PDAC, CRC, NSCLC	AMPLIFY-201				-
	ELI-002 + cemiplimab	mKRAS	PDAC, CRC, NSCLC	ELI-002-201 *				REGENERON **
	ELI-007	mBRAF	Undisclosed					GI RESEARCH FOUNDATION ***
	ELI-008	mTP53	Undisclosed					GI RESEARCH FOUNDATION ***

AMP PARTNERING OPPORTUNITIES

	PRODUCT CANDIDATE	TARGET	INDICATION(S)	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	COLLABORATION
Cell Therapy AMP-lifiers	ELI-012	mKRAS	Solid Tumors					NIH National Cancer Institute
	ELI-011	CD19	Liquid Tumors					MOFFITT Cancer Center
Infectious Disease Vaccines	ELI-005	SARS-CoV-2	COVID-19					-
	Undisclosed	Multiple	Multiple					-
Adjuvants	ELI-004	TLR9	Multiple	AMPLIFY-201 ^				-
	Undisclosed	Multiple	Multiple					-

* Ph2 combination study to initiate once recommended Phase 2 dose (RP2D) available from ELI-002 Ph1 monotherapy study

** Regeneron will supply cemiplimab for the clinical study, while Elicio retains full worldwide rights to ELI -002

*** Elicio owns full worldwide rights to ELI -007 and ELI-008

^ ELI-004 (AMPCpG) is a component of ELI-002 and as such is incorporated in the AMPLIFY-201 study

PDAC: pancreatic ductal carcinoma; CRC: colorectal carcinoma; NSCLC: nonsmall cell lung carcinoma; mKRAS: mutant Kirsten Rat Sarcoma; mBRAF: mutant homolog B of the Rapidly Accelerated Fibrosarcoma; mTP53: mutant tumor protein p53

Elicio Non -Confidential

13

Our AMP Platform is an Attractive Partnership Proposition, With Collaborations Already in Place With Regeneron and the GI Research Foundation (GIRF)

REGENERON

Clinical collaboration to study ELI-002 in combo with Regeneron's LIBTAYO (anti-PD-L1 CPI)

- REGN will supply LIBTAYO at no cost to Elicio
- Multiple studies/cohorts planned across multiple tumor types and treatment settings
- Elicio retains full worldwide rights to ELI-002, REGN has no rights, and agreement does not restrict Freedom To Operate with ELI-002

GI RESEARCH FOUNDATION

Funding grant for two new AMP-peptide oncology therapeutic vaccines

- Elicio generating two new research programs, ELI-007 (mBRAF V600E) and ELI-008 (mTP53)
- Elicio retains full worldwide rights to both programs, GIRF has no rights to either program and agreement does not restrict Freedom To Operate

Elicio is continuing to explore partnerships in additional applications of the AMP platform beyond oncology therapeutic vaccines, including infectious disease vaccines and cell therapies

Elicio Non-Confidential

14

Seasoned Leadership Team With Extensive Immuno-Oncology, Vaccine, Finance & Transactional Success

Robert Connelly
Chief Executive Officer
CEO, Axcella (NASDAQ); Venture Partner, Flagship Ventures; CEO, Pulmatrix (NASDAQ); Founding CEO, Domantis (sold to GSK); SVP, Bioveris (sold to Roche); Abbott Laboratories

Chris Haqq, M.D., Ph.D.
EVP, Head of R&D and CMO
EVP, CSO & CMO, Atara (NASDAQ); VP Clinical R&D Cougar Bio and Janssen; Amgen; Head Translational Science Lab UCSF Division of Hem -Onc

Peter DeMuth, Ph.D.
Chief Scientific Officer
Founding Scientist for Elicio, Massachusetts Inst. Of Technology (MIT) Koch Institute for Cancer Research, NIH Fellow, HHMI Fellow

Michael DiVecchia, LPN
Senior Vice President, Operations & Program Management
QA/QI Specialist, Partners Healthcare; Lead Clinical Research Coordinator for CureGN trial, Columbia University Medical Center (CUMC)

Charles Chase, Ph.D.
Vice President, Pharmaceutical Development
17 years in product development with Eisai; CMC lead for Halaven (NDA, 2010); Penn St., NIH Fellow

Annette Mathies, Ph.D.
Chief Business Officer
VP Corp Dev eFFECTOR; Corp Dev, Receptos (sold to Celgene); BD Dev, Facet Biotech (sold to Abbott); NPP, Biogen; LEK Consulting

Esther Welkowsky
Senior Vice President, Clinical Operations
Exec Dir Allogene (NASDAQ); Sr. Director, Atara (NASDAQ); Trial Manager, Janssen; Trial Specialist, Ortho and Cougar Bio

Joy Seymour
Vice President, Head of Regulatory Affairs
Global Reg Lead Cell Therapy Breyanzi ®, BMS; Global & US Reg Lead Abraxane®, Celgene

Lisa McNeil, Ph.D.
Vice President, Translational Medicine
Director, Translational Medicine, Genocea; Senior Principal Research Scientist, Pfizer; Senior Scientist, Wyeth

Elicio Non -Confidential

16

Additional Information and Where to Find It

The transaction referenced in the above communication has not yet been consummated. This communication is for informational purposes only and is not a substitute for any materials that Angion Biomedica Corp. (“Angion”) will file with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the proposed merger between Angion and Elicio Therapeutics, Inc. (“Elicio”), pursuant to the Agreement and Plan of Merger and Reorganization, by and between Angion and Elicio, dated January 17, 2023 (the “Merger Agreement”), Angion has and/or intends to file relevant materials with the SEC, including a Current Report on Form 8-K (the “Form 8-K”) and a registration statement on Form S-4 that will contain a proxy statement and prospectus to register the shares issued (the “Form S-4”). ANGION URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANGION, ELICIO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Form 8-K, the Form S-4 and other documents filed by Angion with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Form 8-K, the Form S-4 and other documents filed by Angion with the SEC by contacting Investor Relations by email at investors@angion.com. Investors and stockholders are urged to read the Form 8-K and the Form S-4, including the proxy statement / prospectus contained therein, and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. This includes statements regarding: the anticipated completion and effects of the proposed merger; anticipated communications regarding each of Angion’s and Elicio’s entry into the Merger Agreement; and other statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Angion undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Angion uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on Angion’s expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to: the completion of the merger, including the need for stockholder approval and the satisfaction (or waiver) of closing conditions; the ability of Angion to remain listed on the Nasdaq Global Market; and the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement.

New factors emerge from time to time and it is not possible for Angion to predict all such factors nor can Angion assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the transaction, will be more fully discussed in the proxy statement/prospectus that are and/or will be included in the Form 8-K and the Form S-4 that will be filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Angion’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this communication are based on information available to Angion as of the date of this communication. Angion undertakes no obligation to update such forward-looking statements to reflect events or circumstances after the date of this release, except to the extent required by law.

Participants in the Solicitation

Angion and Elicio, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Angion’s directors and executive officers is included in Angion’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 30, 2022, and the proxy statement for Angion’s 2022 annual meeting of stockholders, filed with the SEC on April 27, 2022. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement / prospectus included in the Form S-4 relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No public offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.